

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 20, 2012

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:** **Unique Underwriters, Inc.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed August 7, 2012**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence filed on August 7, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to Rule 8-08(a) and (b) of Regulation S-X, in your next amendment to your registration statement, please provide updated financial information throughout your filing for the fiscal year ended June 30, 2012. See also Section 1220.2 of the Division of Corporation Finance Financial Reporting Manual.

The Business
Memberships, page 26

2. We note your response to our prior comment 4. In your description of the Advanced Boot Camp Training workshop you disclose that you do not charge an additional fee to participate in this program. On page 27, you disclose that the individual conducting this

training charges an average fee of $250. Please expand your disclosure to disclose each training provided by a third party and clarify whether you pay for the training on behalf of the participant or whether the participant needs to pay an additional amount to the person conducting this training.

Note 1 Summary of Significant Accounting Policies
Revenue Recognition, pages 34 and 48

3. Please provide us your SAB 99 materiality analysis for each period presented. This analysis should provide qualitative and quantitative information on how you determined that revenue recognized immediately for lead deposits and membership plans that should have been deferred according to your revised accounting policies was not material and that a restatement is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director


cc:     Bainbridge DeWeese
        DeWeese & Associates
        5844 Bedrock Drive
        Plano, Texas 75093

        Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226